EXHIBIT 3.2(a)

EXHIBIT A

Section 1.1.   Date and time of annual shareholders' meeting, unless and until changed by resolution of the Board of Directors:  the first Tuesday following 135 days after the close of the corporation’s fiscal year.

Section 2.1.  Number of members of Board of Directors, unless and until changed by resolution of the Board of Directors:  2

Section 6.  Fiscal year: JUNE 30 YEAR END

Section 7.  Corporate seal, if any: NONE